NEWS RELEASE	No. 07- 18
TSX: ELD AMEX: EGO	November 1, 2007

Q3 2007 Financial and Operational Results

(all figures in United States dollars, unless otherwise noted)

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation, today is pleased to report on the Company's financial and operational results for the third quarter ended September 30, 2007.  "While we have experienced a setback this quarter with the temporary shutdown of our Kisladag mine, we continued to make progress on many fronts. At Tanjianshan we produced 37,775 ounces of gold at an average cash operating cost of $251 per ounce; completed a positive feasibility study of our Efemçukuru project and announced our decision to develop the Vila Nova Iron Ore project in Brazil,” he stated.

Q3 2007 Events

•

Generated earnings of $5.2 million or $0.02 per share

•

Produced 61,385 ounces of gold from our operations at an average cash operating cost of $228 per ounce with Tanjianshan producing gold at an average cash operating cost of $251 per ounce, a 43% improvement from Q2.

•

Suspended production temporarily at the Kisladag mine August 18, 2007 to comply with a Court ordered injunction.

Financial Results

Our consolidated net income for Q3 2007 was $5.2 million or $0.02 per share compared with net income of $5.2 million or $0.02 per share in Q3 2006. The consolidated net income for the quarter is attributable to stronger gold sales driven by increased production, lower unit-of-production costs and higher gold prices.   This was partially offset by increased tax expenses as well as $2.0 million in Mine Standby Costs related to the temporary shutdown of our Kisladag mine on August 18, 2007.  Net income for the nine-month period ended September 30, 2007 was $44.5 million or $0.13 per share   (2006 net loss – $2.0 million; $0.01 loss per share).

In Q3 2007, we sold 57,231 ounces of gold at an average price of $667 per ounce, compared to 46,238 ounces at an average price of $620 per ounce in Q3 2006.

Operating Performance

Kisladag

Prior to the shutdown of the Kisladag mine on August 18, 2007 following a Turkish court order, we placed 825,839 tonnes of ore at an average grade of 1.52 grams of gold per tonne ("g/t Au") on the leach pad and produced 23,610 ounces of gold at a cash operating cost of $191 per ounce in the third quarter. During the quarter, we sold 26,746 ounces of gold for revenues of $17.8 million.

We placed 4.5 million tonnes of ore (at an average grade of 1.33 g/t Au) on the leach pad during the first nine months of 2007. Over the nine-month period ending September 30, 2007, we poured 135,306 ounces of gold and sold 142,725 ounces of gold for revenues of $94.2 million.

During the fourth quarter, we expect to receive a decision from the Appellate Court on the merits of a plaintiff’s appeal. The plaintiff is seeking to cancel Kisladag’s Environmental Positive Certificate on the basis of alleged threats to the environment and deficiencies in the Environmental Impact Assessment study. We are optimistic that a decision in our favour will be rendered on the case and that our operations will be able to resume production prior to year end. If this is the case, we forecast production for the year of approximately 160,000 ounces at a cash cost of $195 per ounce. If the mine is unable to start up before year-end, 2007 production will stand at 135,306 ounces.

In the third quarter, we completed construction and commissioning of the mine expansion project, bringing the total designed throughput to 10 million tonnes per year.

Tanjianshan

During the third quarter, we produced 37,775 ounces of gold and sold 30,484 ounces for revenues of $20.4 million. Cash costs of $251 per ounce for the quarter reflected a strip ratio of 14:1. We are forecasting 2007 production of approximately 135,000 ounces of gold at an average cash cost of $290 per ounce.

In the nine months ended September 30, 2007, Tanjianshan has produced 106,162 ounces of gold, of which 12,492 ounces were treated as pre-production. Total 2007 production from February until September was 93,670 ounces of gold at a cash operating cost of $312 per ounce. Gold sales from commercial production in 2007 were 80,744 ounces of gold for a revenue stream of $53.5 million.

São Bento

Mining and production ceased at São Bento in the second quarter. Since then, we have been involved in reclamation and closing activities. In Q3, we spent $0.9 million against the projected reclamation liability of $9.6 million. We have moved substantially all of the equipment from the underground mine to the surface.

Development

Efemçukuru

In the third quarter, Wardrop Engineering completed their feasibility study (the “Study”) of the Efemçukuru gold deposit. Based on updated drilling results from the 2006-2007 drilling program, the Study defines an operation based on underground mining and milling of the ore on site with post-treatment of a gold concentrate at our Kisladag mine. Highlights of the Study are: a mine life of 9.4 years; mine throughput of 3.785 million tonnes at 86.5% metallurgical recovery; with an average annual gold production of 112,400 ounces at a total cash cost of $227 per ounce.  Initial capital cost is estimated to be $104.2 million.

We prepared and submitted a technical report according to NI 43-101 requirements. We are also investigating suppliers for various long lead items for the Efemçukuru project such as SAG and ball mills.

Ongoing infill and exploration drilling at Efemçukuru in the third quarter included an additional 48 holes totaling 6,500 meters. Results of this drilling program will be incorporated into a revised resource estimate to be completed in the fourth quarter.

Vila Nova Iron Ore

On July 31, 2007, we announced the results of an updated pre-feasibility study showing that the initial capital required to construct the project on a 100% basis is $32.7 million, including working capital. Following Board approval of the project, we retained the services of an engineering company and will begin construction in the fourth quarter of 2007. We expect to begin commercial production for start-up in Q4 2008. In the third quarter, we also received a property clearing license (the final permit required before beginning construction) from SEMA, the environmental agency of Amapa State, and retained a marketing agent to represent us in negotiations with potential iron ore purchasers.

Exploration

Exploration expense for Q3 2007 was $2.8 million (Q3 2006 – $3.6 million), and year-to-date exploration expense was $8.5 million (2006 – $9.0 million). The decrease in the third quarter is attributable to the timing of our exploration drilling activities in Brazil, Turkey and China.

Exploration – Turkey

In the third quarter, most of our work in Turkey focused on properties in the Pontides district: Kapikaya, Aydogon Tepe and Gumashane. The results of a 12 hole reverse circulation/core program (1,850 meters) at the Kapikaya project have not identified any significant gold mineralized areas. Soil sampling and mapping at Aydogon Tepe did not define any anomalous zones, and work will shift next quarter to the only remaining target, Derebas Hill (a porphyry target).

Work on our easternmost Pontides region property, Gumashane, focused on first pass mapping and rock chip sampling, which yielded numerous 0.5 to 2.0 g/t Au samples, with ubiquitous higher grade samples (+5 g/t, up to 33 g/t Au). A small reverse circulation program is planned for next quarter to assist in obtaining sub-crop information and mineralization potential.

Soil sampling and mapping at our Dogancilar property in the Biga Peninsula uncovered a 5 to 12 meter thick, east-west trending quartz vein and breccia zone at Tombek Tepe. Mapping and sampling will continue next quarter.

Exploration – Brazil

Exploration activities continued throughout the quarter on our exploration licenses in Amapa State. Work in the Vila Nova region continued to focus on mapping and geochemical sampling in license areas covering regional geophysical based targets. We completed work on license areas north of the former Vila Nova Gold joint venture property; follow-up soil sampling failed to extend anomalies uncovered during the initial wide-spaced reconnaissance sampling. Work has begun on license areas in the southern regions, and will continue well into next quarter.

We completed our exploration activities at Tartarugalzinho and did not uncover any significant gold mineralized zones. Final data compilation and organization are nearly complete.

Exploration – China

Diamond drilling on our TJS property finished at the end of this quarter. We drilled 19,800 meters in 146 holes on near deposit and regional area targets. Twenty-two holes were drilled with generally negative results.

Around our QLT deposit, we tested for continuation of the existing mineralization below the planned pit bottom. Drilling intersected mostly lower grade material, although the key down plunge extrapolation of the high grade north shoot remains untested as we were unable to drill in the area due to active mining. We also tested a potential satellite deposit, QLT South, by drilling 12 short holes. One of the southernmost holes successfully intersected a thick zone of moderate gold grade (9.7 meters at 5.1 g/t Au). As it lies in a locally folded area, mapping is ongoing to better understand the orientation. Once complete, we will test for continuity of this zone through reverse circulation drilling.

We also drilled two near mine targets at JLG: JLG North and XJG. At XJG, 15 drill holes tested mineralized structures in diorite and phyllite units. Results from the first six holes drilled at XJG returned numerous gold mineralized zones, confirming and extending earlier results from the first quarter. This area will be a key target for next year’s TJS program.

“Despite the temporary shutdown of our Kisladag Mine, the year to date operating and financial performance has been strong.  On a year-to-date basis production is up 178% and cash costs per ounce are down 33%.  Even with the temporary shutdown of Kisladag on August 18, 2007, quarter over quarter production increased 49% while unit cash costs fell 26%.  We remain confident that Kisladag will re-open with a positive decision from the Court and anticipate strong year-end results with production of 300,000 ounces at a cash cost of approximately $235 per ounce,” commented Paul N. Wright, President and CEO.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Eldorado will host a conference call today to discuss the Q3 2007 Financial and Operational Results at 11:30 a.m. EDT (8:30 a.m. PDT).  You may participate in the conference call by dialing 416-641-6117 in Toronto or 1-866-223-7781 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold.  The call will be available on Eldorado’s website. www.eldoradogold.com.  A replay of the call will be available until November 8, 2007 by dialing 416-695-5800 in Toronto or 1-800-408-3053 toll free in North America and entering the Pass code: 3228830#.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario).  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; risks from litigation; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

PRODUCTION HIGHLIGHTS1

	First Quarter 2007	Second Quarter 2007	Third Quarter 2007	Third Quarter 2006	First Nine Months 2007	First Nine Months 2006
Gold Production
Total Ounces Produced	88,780	98,970	61,385	41,082	249,135	85,228
Commercial Production	76,288	98,970	61,385	41,082	236,643	85,228
Cash Operating Cost ($/oz)[4]	220	259	228	309	239	354
Total Cash Cost ($/oz)[2,4]	233	287	264	315	263	361
Total Production Cost ($/oz)[3,4]	270	332	335	364	313	392
Realized Price ($/oz - sold)	647	664	667	620	660	605
Kişladağ Mine, Turkey[5]
Commercial Production	43,601	68,095	23,610	27,477	135,306	34,349
Tonnes to Pad	1,849,330	1,872,691	825,839	1,802,368	4,547,860	3,295,524
Grade (grams / tonne)	1.27	1.32	1.52	1.29	1.33	1.15
Cash Operating Cost ($/oz)[4]	192	187	191	218	189	223
Total Cash Cost ($/oz)[2,4]	194	190	194	220	192	225
Total Production Cost ($/oz)[3,4]	225	221	234	285	225	276
Tanjianshan Mine, China[6]
Total Ounces Produced	39,252	29,135	37,775	n/a	106,162	n/a
Commercial Production	26,760	29,135	37,775	n/a	93,670	n/a
Tonnes Milled	142,859	237,909	202,641	n/a	583,409	n/a
Grade (grams / tonne)	7.17	4.41	6.87	n/a	5.94	n/a
Cash Operating Cost ($/oz)[4]	260	440	251	n/a	312	n/a
Total Cash Cost ($/oz)[2,4]	291	522	307	n/a	369	n/a
Total Production Cost ($/oz)[3,4]	356	616	397	n/a	453	n/a
São Bento Mine, Brazil
Commercial Production	5,927	1,740	-	13,605	7,667	50,879
Tonnes Milled	20,069	-	-	81,869	20,069	265,519
Grade (grams / tonne)	8.88	-	-	6.38	11.71	6.88
Cash Operating Cost ($/oz)[4]	245	80	-	493	208	443
Total Cash Cost ($/oz)[2,4]	252	132	-	506	224	454
Total Production Cost ($/oz)[3,4]	211	(50)	-	525	152	470

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash Operating Costs, plus royalties and the cost of off-site administration.

3

Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures.  See the section "Non-GAAP Measures" of this MD&A.

5

The Kisladag gold mine commenced commercial production on July 1, 2006.

6

The Tanjianshan gold mine commenced commercial production on February 1, 2007.

Eldorado Gold Corporation

Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	September 30,	December 31,
	2007	2006
$		$
Assets
Current assets
Cash and cash equivalents	56,895	59,967
Restricted cash (note 3)	21,853	21,250
Accounts receivable, marketable securities and prepaids	28,885	28,306
Inventories	45,479	35,697
Future income taxes	683	10,182
	153,795	155,402
Restricted cash (note 3)	58,300	58,300
Mining interests	372,001	311,080
Goodwill	2,238	2,238
	586,334	527,020

Liabilities
Current liabilities
Bank indebtedness	10,651	15,367
Accounts payable and accrued liabilities	34,915	29,267
Current portion of long-term debt	383	333
Current portion of asset retirement obligations	3,912	8,271
	49,861	53,238
Long-term debt (note 7)	50,499	50,499
Contractual severance obligations	1,763	3,216
Asset retirement obligations	5,381	5,420
Future income taxes	23,069	18,742
	130,573	131,115

Shareholders* Equity
Share capital (note 4(a))	752,785	740,061
Contributed surplus (note 4(d))	11,981	9,314
Accumulated other comprehensive (loss) (note 4(e))	(61)	-
Deficit	(308,944)	(353,470)
	455,761	395,905
	586,334	527,020

Contingencies (note 7)

Approved By The Board Of Directors

(Signed) Robert Gilmore       Director                                                                                     (Signed) Paul N. Wright         Director

Eldorado Gold Corporation

Unaudited Consolidated Statements of Earnings and Deficit

For the periods ended September 30,

(Expressed in thousands of U.S. dollars, except per share information)

	Three months ended		Nine months ended
	2007	2006	2007	2006
$		$	$	$

Revenue
Gold sales	38,186	28,680	154,610	48,279
Interest and other income	1,852	2,043	5,577	5,137

	40,038	30,723	160,187	53,416

Expenses
Operating costs	16,945	15,022	63,653	31,343
Depletion, depreciation and amortization	4,073	1,831	11,827	2,002
General and administrative	5,756	4,779	17,796	13,021
Exploration	2,823	3,608	8,484	9,011
Mine standby cost	1,954	-	1,954	-
Accretion of asset retirement obligation	80	162	240	485
Foreign exchange (gain) loss	(1,691)	(651)	(4,345)	(1,565)
Loss (gain) on disposal of assets	100	(41)	(3,564)	(945)
Interest and financing costs	807	736	2,703	797

	30,847	25,446	98,748	54,149

Earnings (loss) before income taxes	9,191	5,277	61,439	(733)

Income tax (expense) recovery
Current	(2,025)	(287)	(3,089)	(356)
Future	(1,953)	209	(13,824)	(953)

	(3,978)	(78)	(16,913)	(1,309)

Net earnings (loss) for the period	5,213	5,199	44,526	(2,042)

Deficit, beginning of period	(314,157)	(364,011)	(353,470)	(356,770)

Deficit, end of period	(308,944)	(358,812)	(308,944)	(358,812)

Weighted average number of shares
outstanding (thousands of shares)
Basic weighted average number of common
shares outstanding	343,867	340,885	342,850	335,516

Diluted weighted average number of common
shares outstanding	344,979	342,520	344,295	341,474

Net earnings (loss) per share
Basic * US$	0.02	0.02	0.13	(0.01)
Diluted * US$	0.02	0.02	0.13	(0.01)
Basic - Cdn$	0.02	0.02	0.14	(0.01)
Diluted * Cdn$	0.02	0.02	0.14	(0.01)

Eldorado Gold Corporation

Unaudited Consolidated Statements of Cash Flows

For the periods ended September 30,

(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	2007	2006	2007	2006
$		$	$	$
Cash flows generated from (used in):
Operating activities
Net earnings (loss) for the period	5,213	5,199	44,526	(2,042)
Items not affecting cash
Accretion of asset retirement obligation	80	162	240	485
Contractual severance expense	-	344	598	1,032
Depletion, depreciation and amortization	4,073	1,831	11,827	2,002
Unrealized foreign exchange gain (loss)	150	-	515	(65)
Future income taxes	1,953	(209)	13,824	953
Gain (loss) on disposal of assets	100	(41)	(3,564)	(945)
Imputed interest and financing costs	16	720	50	709
Stock-based compensation expense	1,854	831	6,084	3,044
	13,439	8,837	74,100	5,173
Property reclamation payments	(1,996)	-	(4,638)	-
Contractual severance obligation	(141)	(201)	(2,051)	(201)
Changes in non-cash working capital (note 5)	(6,857)	(8,863)	(9,314)	(26,589)
	4,445	(227)	58,097	(21,617)
Investing activities
Acquisition of property, plant and equipment
for cash	(34,692)	(29,487)	(68,720)	(78,421)
Proceeds on disposal of assets	203	-	1,276	1,481
Proceeds on disposal of property, plant
and equipment	743	1,904	1,032	1,904
Investment purchases	-	365	(380)	(1,815)
Recovery of mining interest costs from sale of
pre-production gold	-	-	10,052	-
Deferred development expenditures on
non-producing properties	(5,361)	(2,916)	(11,778)	(4,622)
Value added taxes recoverable on mining
interest investments	413	-	3,874	-
Restricted cash	3,450	(23,300)	(603)	(23,300)
	(35,244)	(53,434)	(65,247)	(104,773)
Financing activities
Issuance of long term debt	10,000	10,115	10,000	10,115
Long-term debt repayment	-	-	(10,000)	-
Bank indebtedness repayment	-	-	(5,229)	-
Issuance of common shares for cash	1,810	(7,084)	9,307	163,500
Share issuance costs	-	7,089	-	-
	11,810	10,120	4,078	173,615
Net increase (decrease) in cash and
cash equivalents	(18,989)	(43,541)	(3,072)	47,225
Cash and cash equivalents - beginning of period	75,884	124,592	59,967	33,826
Cash and cash equivalents - end of period	56,895	81,051	56,895	81,051
Supplementary cash flow information (note 5)

Eldorado Gold Corporation

Unaudited Consolidated Statements of Comprehensive Income

For the periods ended September 30,

(Expressed in thousands of U.S. dollars)

	Three months ended 2007 $ $	Nine months ended 2007 $ $

Net earnings for the periods ended September 30, 2007	5,213	44,526

Other comprehensive income (loss) Adjustment for cumulative unrealized gains on available-for-sale investment at January 1, 2007		275
Net Unrealized gains (loss) on available-for-sale investment (note 4(e))	(32)	(336)

Comprehensive income for the periods ended September 30, 2007	5,181	44,465